EXHIBIT 12

CAPSTEAD MORTGAGE CORPORATION

COMPUTATION OF RATIO OF NET INCOME TO FIXED CHARGES AND RATIO OF NET INCOME TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(In thousands, except ratios)

(Unaudited)

Computation of ratio of net income to fixed charges:

	Year ended December 31
	2016	2015	2014	2013	2012
Fixed charges	$115,486	$93,975	$73,643	$75,104	$77,848
Fixed charges	$115,486	$93,975	$73,643	$75,104	$77,848
Net income	82,873	108,325	140,820	126,487	163,626
	$198,359	$202,300	$214,463	$201,591	$241,474
Ratio of net income to fixed charges	1.72:1	2.15:1	2.91:1	2.68:1	3.10:1

Computation of ratio of net income to combined fixed charges and preferred stock dividends:

	Year ended December 31
	2016	2015	2014	2013	2012
Fixed charges	$115,486	$93,975	$73,643	$75,104	$77,848
Preferred stock items:
Redemption preference premiums*	–	–	–	19,924	–
Dividends	15,372	15,160	13,781	17,536	21,021
Combined fixed charges and preferred stock items	$130,858	$109,135	$87,424	$112,564	$98,869
Fixed charges	$115,486	$93,975	$73,643	$75,104	$77,848
Net income	82,873	108,325	140,820	126,487	163,626
	$198,359	$202,300	$214,463	$201,591	$241,474
Ratio of net income to combined fixed charges and preferred stock dividends	1.52:1	1.85:1	2.45:1	1.79:1	2.44:1

*

Capstead’s Series A and B preferred shares were redeemed on June 13, 2013.  The ratio of net income to combined fixed charges and preferred stock dividends excluding the redemption preference premiums was 2.18:1 for the year ended December 31, 2013.